Exhibit 99.2

11,162,796 Common Shares

Represented by 930,233 American Depositary Shares

And

Warrants to Purchase 11,162,796 Common Shares

Represented by 930,233 American Depositary Shares

NICOLA MINING INC.

UNDERWRITING AGREEMENT

April 13, 2026

MAXIM GROUP LLC

As Representative of the Several Underwriters

c/o Maxim Group LLC
300 Park Avenue, 16th Floor

New York, New York 10022

Ladies and Gentlemen:

Nicola Mining Inc., a corporation existing under the Business Corporations Act (British Columbia) (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), for whom Maxim Group LLC is acting as representative (the “Representative” or “you”), an aggregate of (i) 11,162,796 fully paid common shares of the Company without par value (the “Common Shares”) to be represented by 930,233 American Depositary Shares (the “ADSs”), each representing 12 Common Shares, and warrants to purchase 11,162,796 Common Shares to be represented by 930,233 ADSs (in the form attached hereto as Exhibit A, the “Warrants”), which such Warrants shall have a term of five years and shall have an exercise price of C$12.2213 per ADS. subject to adjustment as provided therein. The aggregate 930,233 ADSs so proposed to be sold is hereinafter referred to as the “Firm ADSs” and the aggregate 930,233 Warrants so proposed to be sold in hereinafter referred to as the “Firm Warrants”. To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representative as used herein shall mean you, as Underwriter, and the terms Representative and Underwriters shall mean either the singular or plural as the context requires. The Company also proposes to issue and sell to the several Underwriters up to an additional (i) 1,674,408 Common Shares to be represented by up to an additional 139,534 ADSs (the “Additional ADSs”) and/or (ii) Warrants to purchase 1,674,408 Common Shares represented by up to an additional 139,534 ADSs (the “Additional Warrants”) if and to the extent that you, as Representative of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such Additional ADSs and/or Additional Warrants granted to the Underwriters in Section 4 hereof. The Firm ADSs and the Additional ADSs are hereinafter collectively referred to as the “ADSs” and the Firm Warrants and Additional Warrants are hereinafter collectively referred to as the “Warrants”. The term ADSs shall also include any ADSs issued or issuable upon exercise of the Warrants.

The Company shall, following subscription by the Underwriters of the Firm ADSs and Firm Warrants, deposit, on behalf of the Underwriters, the Common Shares to be represented by the Firm ADSs with CIBC Mellon Trust Company, as custodian (the “Custodian”) for The Bank of New York Mellon (the “Depositary”) and instruct the Depositary to deliver the Firm ADSs to the Representative for the account of the several Underwriters for subsequent delivery to the ultimate investors that subscribed for such ADSs. The ADSs will be issued pursuant to the deposit agreement dated as of April 13, 2026 (the “Deposit Agreement”) by and among the Company, the Depositary and the owners and holders from time to time of ADSs issued thereunder. The Company shall concurrently prepare, in certificated form, the Firm Warrants subscribed for by the Underwriters, to be issued in the names and denominations provided by the Underwriters, for physical delivery to the ultimate investors that subscribed for such Firm Warrants.

The Company understands that the Underwriters propose to make a public offering of the Firm ADSs and Firm Warrants as soon as the Representative deems advisable after this Agreement has been executed and delivered. The price to the public of the Firm ADSs and Firm Warrants has been fixed through a book-building process immediately prior to the signing of this Agreement.

The Company meets the requirements under the Securities Act (British Columbia) and the securities legislation applicable in Alberta and Ontario (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), including the rules and policies of the TSX Venture Exchange (“TSXV”) and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions, including the rules and procedures established pursuant to NI 44-101 and NI 44-102 (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”). The Company has filed a preliminary short form base shelf prospectus, dated October 7, 2025, an amended and restated preliminary short form base shelf prospectus dated December 31, 2025, and a final short form base shelf prospectus, dated January 29, 2026, in respect of up to US$25,000,000 aggregate offering price of common shares, warrants, subscription receipts, units, common shares represented by depositary shares and debt securities of the Company (collectively, the “Shelf Securities”) with the British Columbia Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt under Multilateral Instrument 11-102 – Passport System (collectively, the “Receipt”) in respect of each of such preliminary short form base shelf prospectus, amended and restated preliminary short form base shelf prospectus, and final short form base shelf prospectus (the final short form base shelf prospectus filed with the Canadian Securities Commissions dated January 29, 2026 and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”). The Canadian preliminary prospectus supplements relating to the offering of the Common Shares represented by the ADSs, the Warrants and the Common Shares represented by the ADSs issuable upon exercise of the Warrants, which excludes certain pricing information and other final terms of the ADSs and Warrants and which has been filed with the Canadian Securities Commissions on or prior to the execution of the Agreement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the ADSs and Warrants, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

No ADSs or Warrants will be offered and sold in Canada and Maxim Group LLC, on behalf of the itself and the Underwriters, have not, and will not, solicit offers to purchase, offer to sell, or sell any of the ADSs or Warrants in Canada or to any person they believe is resident in Canada.

The Company meets the general eligibility requirements for use of Form F-10 under the United States Securities Act of 1933, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-293048) in respect of the Shelf Securities with the Commission on January 29, 2026, and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission on January 29, 2026 in conjunction with the filing of such registration statement (such registration statement, including the post-effective amendment thereto and the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplements relating to the offering of the ADSs and Warrants filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on April 10, 2026 and as of April 13, 2026 (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus” the U.S. final prospectus supplement relating to the offering of the ADSs and Warrants to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”. The Company and the Depositary have filed a registration statement on Form F-6 (File No. 333-293146) covering the registration of the ADSs under the Securities Act and the rules and regulations of the Commission thereunder (the “ADS Registration Statement”).

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the ADS Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions and the Commission pursuant to Canadian Securities Laws or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this agreement (the “Agreement”), “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the documents and pricing information identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “ADS Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents, if any, incorporated by reference therein, from time to time.

1.             Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a)            Effectiveness of the Registration Statement. Each of the Registration Statement and the ADS Registration Statement has become effective under the Securities Act; no stop order suspending the effectiveness of the Registration Statement or the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission; the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the ADSs or Warrants has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)           No Material Misstatements or Omissions. (i) The Registration Statement and the ADS Registration Statement, when each became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Registration Statement, the ADS Registration Statement and the U.S. Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (v) the Time of Sale Prospectus does not, and at the time of each sale of the ADSs and/or Warrants in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the ADSs and Warrants, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriters consists of the Underwriter Information (as defined below). The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)            Free Writing Prospectuses. The Company is an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.

(d)            Filed Documents. Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(e)            Good Standing of the Company. The Company (i) is a valid and subsisting corporation duly incorporated and existing under the Business Corporations Act (British Columbia), is current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus and the Prospectuses and (iii) has all requisite corporate power and authority to create, issue and sell the ADSs and the Warrants, to grant the Over-Allotment Option (as defined below), to execute, deliver and file, as applicable, the Time of Sale Prospectus and the Prospectuses, to execute and deliver this Agreement, and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, including, for the avoidance of doubt, the issuance of the Warrants.

(f)            Good Standing of Subsidiaries. The Company’s only subsidiaries are listed in the table below, which table is true, complete and accurate in all respects. Huldra Properties Inc. is a valid and subsisting corporation duly incorporated and existing under the Business Corporations Act (British Columbia). Each subsidiary is (i) current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus and the Prospectuses and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding shares in the capital of the subsidiaries held by the Company have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company, and, except for Debt Instruments, is free and clear of any Liens, and none of the outstanding securities of the subsidiaries were issued in violation of the pre-emptive or similar rights of any person. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the subsidiaries or require the subsidiaries to issue any securities to any person other than the Company.

Name	Jurisdiction of Incorporation	Ownership
Huldra Properties Inc.	British Columbia	100%

(g)           No Other Interests. The Company has no equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Company or would otherwise be material to the business or affairs of the Company.

(h)           No Proceedings for Dissolution. No steps or proceedings have been taken or instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution or liquidation of the Company or its subsidiaries and neither the Company nor any of its subsidiaries is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(i)             Carrying on Business. Each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all material respects with the Applicable Laws of each jurisdiction in which it carries on business or that is material to the operations thereof. Each of the Company and its subsidiaries possesses all Authorizations necessary to carry on the business currently carried on by it and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Company and its subsidiaries have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws or Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect. All such Authorizations are valid, subsisting and in good standing and the Company and its subsidiaries have not received any notice of and the Company does not otherwise have knowledge of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect. There is no agreement or order, ruling, judgment or decision of any Governmental Authority which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business of the Company and its subsidiaries as currently conducted or as currently proposed to be conducted.

(j)             Filings and Fees. All filings and fees required to be made and paid by the Company and its subsidiaries pursuant to Canadian Securities Laws and general corporate law, as applicable, have been made and paid.

(k)            Authorized Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, of which, as at the close of business on April 8, 2026, (i) 216,251,381 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company; (ii) 10,072,500 Common Shares were reserved for issuance pursuant to outstanding Options; (iii) 7,687,001 Common Shares were issuable upon the exercise of outstanding warrants; and (iv) 1,015,000 Common Shares were issuable pursuant to other securities exercisable for, or convertible into, Common Shares as of such date.

(l)             Convertible Securities. Other than as set forth in Section 1(k) hereof, other than under the Material Agreements and other than as set forth in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, no person has any agreement, option, right or privilege (whether at law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for, issue of, or conversion into any of the unissued shares or other securities or convertible obligations of any nature of the Company or any of its subsidiaries, or any contracts, commitments, understandings or arrangements by which the Company or any subsidiary is or may become bound to issue additional securities.

(m)           Voting Control. There is no agreement or document, including any Material Agreement or Debt Instrument, to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company.

(n)            Dividends. The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the articles of the Company or in any Material Agreement or Debt Instrument, any restriction upon or impediment to the declaration of dividends by the directors of the Company or the payment of dividends by the Company to its shareholders.

(o)           No Pre-Emptive Rights or Anti-Dilution Rights. The issuance of the Common Shares pursuant to the offering of the ADSs and the issuance of the Warrants is not subject to any pre-emptive right, participation right or other contractual right of a third party to purchase securities or to approve the Company’s issuance of securities, granted by the Company or to which the Company is subject under statutory requirements or pursuant to Notice of Articles or Articles. Neither the Company nor its subsidiaries have granted any other anti-dilution rights to any person.

(p)           No Registration Rights. There are no outstanding rights which permit any person to cause the Company to file a prospectus, registration statement or other offering document under Securities Laws registering any Company securities.

(q)           Shareholders’ Rights Plan. There are no agreements or arrangements relating to shareholders’ rights plan.

(r)            Common Shares are Listed. The Common Shares are listed and posted for trading on the TSXV under the symbol “NIM”. The Company is in material compliance with the rules and policies of the TSXV. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV. The Company has applied to list the ADSs on the NASDAQ Capital Market (the “NASDAQ”), and upon issuance on the Closing Date, the ADSs will be listed and posted for trading on the NASDAQ.

(s)            Eligible Issuer and Reporting Issuer Status. The Company is an Eligible Issuer, is eligible to use the Canadian Shelf Procedures and has an active Canadian Base Prospectus. The Company is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in each of the Canadian Qualifying Jurisdictions, not in default of any requirement under Canadian Securities Laws, and not on the lists of defaulting reporting issuers maintained by the Canadian Securities Commissions.

(t)             No Cease Trade. No Securities Regulator or any similar regulatory authority in any jurisdiction has issued any order, ruling or determination which is currently outstanding preventing, ceasing or suspending trading in any securities of the Company or its subsidiaries or prohibiting the issuance or sale of securities by the Company, including the ADSs or the Warrants, or its subsidiaries and no proceedings for either of such purposes have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened.

(u)           Continuous Disclosure. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Company which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements materially misleading, and the Company has not filed any confidential material change reports which remain confidential. There are no circumstances presently existing under which liability has been or would reasonably be expected to be incurred under Part 16 or Part 16.1 of the Securities Act (British Columbia) and analogous provisions under Canadian Securities Laws in the other Canadian Qualifying Jurisdictions.

(v)           Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Record, including for certainty the Documents Incorporated by Reference, and the Time of Sale Prospectus and the Prospectuses:

(i)                the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)              all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)               is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(w)           Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Date by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement, including execution and delivery on the Closing Date of the Warrants, and the Deposit Agreement; (ii) authorize the execution, delivery and filing, as applicable, of the Time of Sale Prospectus and the Prospectuses; (iii) validly issue and sell the Common Shares that would be represented by ADSs and, upon exercise, the Common Shares that would be represented by ADSs issuable upon exercise of the Warrants as fully paid and non-assessable Common Shares; (iv) grant the Over-Allotment Option; and (v) validly issue and sell the Common Shares that would be represented by Additional ADSs and, upon exercise, the Common Shares that would be represented by the ADSs issuable upon exercise of the Additional Warrants issuable upon exercise of the Over-Allotment Option.

(x)            Valid and Binding Agreements. Upon execution and delivery thereof, this Agreement will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws. Upon execution and delivery of the Warrants, the Warrants will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.

(y)            No Breach or Violation. The Company and its subsidiaries are not currently in conflict with or in breach, violation or default of, and the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder (including, for the avoidance of doubt, the issuance of the Warrants) will not conflict with, result in any breach or violation of any of the provisions of, constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would conflict with, result in any breach or violation of, or constitute a default under (i) the articles or any other constating document of the Company or its subsidiaries, (ii) any resolutions passed by the directors (or any committee thereof) or shareholders of the Company or its subsidiaries, (iii) any Applicable Laws, including applicable Securities Laws, (iv) any Material Agreement or Debt Instrument (each of which are in good standing), or (v) any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or its subsidiaries or any of the properties or assets thereof, and in the case of (ii), (iii), (iv) and (v), in any material respect.

(z)            No Consents, Approvals, etc. The execution and delivery of this Agreement, the compliance by the Company with the provisions hereof and the consummation of the transactions contemplated herein, including the offering, sale and delivery of the ADSs and Warrants and the grant of the Over-Allotment Option, do not and will not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange or other person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws, including any state “blue sky laws,” in connection with the purchase and distribution of the ADSs and Warrants by the Underwriters as contemplated herein and in the Time of Sale Prospectus and the Prospectuses which shall have been obtained on or before the Closing Date.

(aa)          Shares. The Common Shares underlying the ADSs to be issued and sold have been, or prior to the Closing Date (or prior to the exercise of the Warrants as it relates to the ADSs issuable upon exercise of the Warrants) will be, duly and validly authorized and allotted for issuance and upon payment of the Purchase Price (or the exercise price of the Warrants, as applicable), the Common Shares underlying the ADSs will be validly issued as fully paid and non-assessable Common Shares.

(bb)         Form of Certificate. The form of the certificate representing the Common Shares has been duly approved by the Company and complies with applicable corporate laws and Canadian Securities Laws, including the rules and policies of the TSXV.

(cc)          Transfer Agents. Computershare Investor Services Inc., at its principal transfer office in the City of Vancouver, British Columbia, has been duly appointed as registrar and transfer agent in respect of the Common Shares.

(dd)         Minute Books. The minute books of the Company and its subsidiaries for the last three years are complete and accurate in all material respects, and contain copies of all resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Company or its subsidiaries has been held or passed that has not been reflected in such minute books.

(ee)          Financial Statements. All financial statements of the Company included in the Documents Incorporated by Reference, including the Financial Statements, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Internal Accounting Standards Board on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Company (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Company (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and there has been no change in the accounting policies or practices of the Company since December 31, 2024, except as required by IFRS and as disclosed in the Financial Statements.

(ff)           Internal Financial Controls. The Company maintains a system for disclosure controls and procedures and internal control over financial reporting (as such terms are defined in NI 52-109) which controls are effective and sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Company; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Company (on a consolidated basis) in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Company and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Company; and (iv) the recorded accountability for assets of the Company and its subsidiaries is compared with the existing assets of the Company and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. As of the date hereof, neither the Company nor, to the knowledge of the Company, any representative of the Company has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Company has engaged in questionable accounting or auditing practices.

(gg)         No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Financial Statements.

(hh)         Independent Auditors. The Company’s Auditors who audited the Financial Statements and who provided their audit report thereon are independent chartered professional accountants in accordance with the auditors’ rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and are, to the knowledge of the Company, a participating audit firm that satisfied the requirements to provide such audit report under Canadian Securities Laws. There has never been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or former auditors of the Company.

(ii)            No Material Changes. Since December 31, 2024, other than as disclosed in the Time of Sale Prospectus and the Prospectuses:

(i)                each of the Company and its subsidiaries has carried on its business in the ordinary course and there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, affairs, condition (financial or otherwise), results of operations, prospects, capital or control of the Company and its subsidiaries on a consolidated basis; and

(ii)               neither the Company nor its subsidiaries has entered into, or is in discussions to enter into, or has completed any transaction or proposed transaction which, as the case may be, could result in a Material Adverse Effect.

(jj)            Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company has taken all corporate actions required by its articles of association and applicable company and securities laws in connection with the performance of its obligations under the Deposit Agreement. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, there are no limitations on the rights of holders of the Common Shares represented by the ADSs to hold or vote or transfer their respective securities. The ADSs conform in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Prospectus, and the Prospectuses.

(kk)          Purchases and Sales. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any subsidiary of the Company has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned by the Company or any subsidiary of the Company, whether by asset sale, transfer of shares or otherwise, which could result in a Material Adverse Effect, (ii) any transaction which would result in the change of control (by sale or transfer of the shares or sale of all or substantially all of the property and assets including, without limitation, the Material Property) of the Company or any subsidiary of the Company, or (iii) a proposed or planned disposition of Common Shares or common shares of any subsidiary of the Company by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding common shares of any subsidiary of the Company.

(ll)            No Significant Acquisitions. The Company has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Time of Sale Prospectus and the Prospectuses pursuant to applicable Canadian Securities Laws.

(mm)       Taxes. The Company and its subsidiaries have filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Company or its subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority.

(nn)         Compliance with Laws. There are no Applicable Laws presently in force or, to the Company’s knowledge, proposed to be brought into force (including any threatened or pending change in existing legislation), that the Company anticipates it or its subsidiaries will be unable to comply with, to the extent that compliance is necessary, and which non-compliance could result in a Material Adverse Effect.

(oo)         Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Company or its subsidiaries with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Company, threatened.

(pp)         Anti-Bribery Laws. None of the Company or any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Company or any of its subsidiaries has (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), or the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA) or any “foreign official” (as such term is defined in the FCPA); (iii) violated or is in violation of any provision of the Bribery Act 2010 of the United Kingdom; (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (v) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Company and its subsidiaries have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

(qq)         Material Contracts and Debt Instruments. Each of the Material Contracts and Debt Instruments is legal, valid, binding and in full force and effect and, to the knowledge of the Company, is enforceable by the Company and its subsidiaries in accordance with their respective terms and are the product of arm’s length negotiations between the parties thereto. The Company and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and Debt Instruments and are not alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder. To the knowledge of the Company, no party (other than the Company or its subsidiaries) to any Material Agreement and Debt Instruments is in breach or violation of any term or provision thereof which would, or could, result in any Material Adverse Effect.

(rr)           No Actions or Proceedings. There are no material actions, suits, proceedings, inquiries or investigations existing, pending, instituted or, to the knowledge of the Company, threatened, against or which affect the Company or its subsidiaries, or their respective directors or officers, or to which any of the properties or assets thereof are subject, at law or equity, or before or by any Governmental Authority which, either separately or in the aggregate, could result in a Material Adverse Effect.

(ss)          No Bankruptcy or Winding Up. Other than a proceeding under the Companies’ Creditors Arrangement Act (Canada) commenced by the Company in 2013 and completed in 2015, neither the Company nor any of its subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it and no steps or proceedings with respect to any of the foregoing have been taken, instituted or, to the knowledge of the Company, threatened.

(tt)           Material Property.

(i)                The Material Property is accurately and fully disclosed in the Time of Sale Prospectus and the Prospectuses and no other property or assets are necessary for the conduct of the business of the Company and its subsidiaries as currently conducted. Other than the Material Property, as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property.

(ii)               The Company and/or its subsidiaries are the absolute legal and beneficial owners of either mining leases, mining claims, mining concessions or participating interests or other conventional property, proprietary or contractual interests or rights (collectively, the “Mineral Rights”) in respect of the Material Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and its subsidiaries to access, explore for, mine, develop and process the mineral deposits relating thereto and to conduct all operations and production and processing activities thereon, free and clear of any Liens, other than those described in the Time of Sale Prospectus and the Prospectuses. All mining claims and mining leases owned by the Company are solely registered pursuant to the provisions of the Mines Act and in the register of real rights of State resource development of the land register. All other material Mineral Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, no material commission, royalty, license fee or similar payment to any person with respect to the Material Property is payable. There are no options or other participation interests or rights of preference relating to the Mineral Rights and all Mineral Rights have active status, except for eight claims which are suspended awaiting partial conversion to a mining lease, and neither the Company nor any of its subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mineral Rights or any of them from any Governmental Authority, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mineral Rights before any Governmental Authority.

(iii)              The Company and its subsidiaries have or will obtain in the ordinary course, all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property (collectively, the “Mining Rights”), granting the Company or its subsidiaries with the right and ability to access, explore for, mine, construct, develop and process the mineral deposits and to conduct all operations and construction, production, commissioning and processing activities thereon, as are appropriate in view of the rights and interests therein of the Company or its subsidiaries, free and clear of any Liens other than those described in the Time of Sale Prospectus and the Prospectuses and with only such exceptions as do not materially interfere with the use made or contemplated to be made by the Company or its subsidiaries of the rights or interests so held. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto referred to above are valid, subsisting and in good standing in the name of the Company or its subsidiaries, as applicable.

(iv)             The Company and its subsidiaries are not in default, and to the knowledge of the Company no other party is in default, of any of the material provisions of any such agreements, documents or instruments relating to the Mineral Rights or the Mining Rights, nor has any such default been alleged, and all such Mineral Rights and Mining Rights are in good standing under all Applicable Laws of the jurisdictions in which they are situated, and all taxes required to be paid thereon have been paid. The Material Property (or any interest in, or right to earn an interest in, any property) is not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Time of Sale Prospectus and the Prospectuses.

(v)              All assessments or other work required to be performed and rent or renewal fees in relation to the Mineral Rights and the Mining Rights in order to maintain the Company’s or any of its subsidiary’s interest therein, if any, have been performed and paid to date and the Company and its subsidiaries have complied in all respects with all Applicable Laws and contractual, legal and other obligations to third parties in order to maintain such interest.

(uu)         Possession of Authorizations. The Company and its subsidiaries have, collectively, obtained all Authorizations necessary as at the date hereof to conduct their operations and activities as currently carried on and the Company expects any additional Authorizations that are required to conduct their operations and activities as proposed to be commenced and carried on by the Company and its subsidiaries to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Time of Sale Prospectus and the Prospectuses and the Public Disclosure Record, including in respect of access to and the construction, commissioning, operation, production and processing activities at the Material Property. Each Authorization is valid, subsisting and in good standing, neither the Company nor any of its subsidiaries is in material default or breach of any Authorization and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any Authorization which, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect.

(vv)         Description of Mineral Properties. The Material Property, the Mineral Rights and the Mining Rights, as disclosed in the Time of Sale Prospectus and the Prospectuses and in the Public Disclosure Record, constitute an accurate description of the Material Property, the Mineral Rights and the Mining Rights held by the Company and its subsidiaries and no other property or assets are necessary for the conduct of the business of the Company as currently conducted. Other than the Material Property, Mineral Rights and the Mining Rights, as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property.

(ww)        Conduct of Operations. To the Company’s knowledge, all exploration and development operations on the properties of the Company, including all operations and activities relating to the exploration, development, construction and commissioning of the Material Property, have been conducted in all material respects in accordance with good exploration, development and engineering practices.

(xx)           First Nations and Local Communities.

(i)                Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company does not know of any claim or the basis for any claim by any First Nation, local community or any other person, including a claim with respect to any First Nation’s asserted or established rights or local community rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Material Property.

(ii)               Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company is not aware of any treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted against the Material Property, and no dispute between the Company or any of its subsidiaries and any local community or First Nation exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s or any such subsidiary’s properties or activities.

(iii)              The Company or its subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, pecuniary or otherwise, with respect to the Material Property at any stage of development, nor has the Company or its subsidiaries engaged in discussions, negotiations or similar communications with any First Nation or local community regarding the foregoing.

(yy)         Environmental Matters.

(i)                The Company and its subsidiaries are in material compliance with all applicable Environmental Laws and neither the Company nor any such subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such noncompliance or use would not result in a Material Adverse Effect.

(ii)               Neither the Company nor its subsidiaries, nor to the knowledge of the Company, any predecessor companies, have received any notice of any claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Company or its subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Company is not aware of any facts which could give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Company nor its subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment or Environmental Activity, except for compliance investigations conducted in the normal course by any Governmental Authority or where such claim, proceeding, order, direction, investigation, evaluation, audit or review would not result in a Material Adverse Effect.

(iii)              To the knowledge of the Company, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Company, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect.

(iv)             There are no environmental audits, evaluations, assessments, studies or tests, relating to the Company, its subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Company or its subsidiaries in the ordinary course.

(v)              All material studies and reports pertaining to any environmental assessments/audits of the Company or the Material Property obtained for, in the possession, control or carried out on behalf of, the Company have been delivered or made available to the Underwriters.

(zz)          Technical Report and NI 43-101.

(i)               The Technical Report was in compliance in all material respects with the requirements of NI 43-101 at the time of filing thereof, and the Company believes that the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Material Property as at the date stated therein based upon information available at the time the Technical Report was prepared.

(ii)               The Company made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof.

(iii)              The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under NI 43-101.

(iv)              All scientific and technical information derived from the Technical Report or otherwise requiring review by a “qualified person” under NI 43-101 set forth in the Time of Sale Prospectus and the Prospectuses has been reviewed by a “qualified person” as required under NI 43-101 and has been prepared in accordance with Canadian industry standards set forth in NI 43-101.

(v)              The Company has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Material Property contained in the Time of Sale Prospectus and the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Material Property, as summarized in the Time of Sale Prospectus and the Prospectuses, are not commercially achievable by the Company.

(vi)             The Company made available to the authors of the Technical Report, prior to the issuance of such analysis, for the purpose of preparing such analysis, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof.

(aaa)        Intellectual Property.

(i)                Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, know how and trade secrets, used or proposed to be used in the conduct of the business thereof, free and clear of any Liens of any kind or nature. The Company and its subsidiaries have taken reasonable measures to protect the intellectual and industrial property, including, without limitation, by securing the registration of intellectual and industrial property (as appropriate or as required by contractual obligations if applicable).

(ii)               To the knowledge of the Company, the Company and its subsidiaries are not infringing, misappropriating, violating and will not infringe, misappropriate or otherwise violate upon the rights of any other person with respect to the conduct of the business as currently conducted and proposed to be conducted by the Company and its subsidiaries and, to the knowledge of the Company, there are no claims or threat of claims by any other person challenging the right of the Company and its subsidiaries to use any intellectual and industrial property, and no other person has infringed, misappropriated or violated any such intellectual and industrial property owned by the Company or its subsidiaries.

(iii)              Each of the Company and its subsidiaries has performed all of the obligations required to be performed by it and is entitled to all benefits under the contracts to which the Company or its subsidiary is a party and (i) pursuant to which the Company or its subsidiary is granted a license or any other rights to any third party intellectual and industrial property and (ii) pursuant to which any person is granted a license or any other rights to any intellectual and industrial property owned by the Company or its subsidiaries (subsections (i) and (ii) collectively “IP Licenses”), and each of the counterparties to the IP Licenses has performed all of the material obligations required to be performed by it under the IP Licenses. There exists no default or event of default, actual or alleged, under any such IP License that would be material.

(iv)             To the extent any intellectual or industrial property has been created in whole or in part by current or past employees, consultants or independent contractors of the Company or its subsidiaries, any such rights therein of such persons have been irrevocably assigned in writing to the Company or its subsidiaries, and all authors of the works have waived all moral rights that they may have in writing. No such person has any claim or asserted any claim in respect of any intellectual or industrial property or component thereof of the Company or its subsidiaries.

(v)               The Company and its subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of the intellectual and industrial property rights owned or possessed by the Company and its subsidiaries.

(bbb)       Premises. With respect to each premises of the Company and its subsidiaries which is material to the Company (on a consolidated basis) and which the Company and/or its subsidiaries occupy as tenant (the “Premises”), the Company and/or such subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Company and/or such subsidiaries occupy the Premises is in good standing and in full force and effect.

(ccc)        Employment Matters. The Company and its subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Company and its subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Company or its subsidiaries and the Company and its subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Company or its subsidiaries carry on business or have employees.

(ddd)       Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company or its subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Company or its subsidiaries has been maintained and funded in material compliance with the terms thereof and with the requirements prescribed by Applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereof) to the extent required by applicable Securities Laws. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any current or former officer, director, employee or consultant of the Company or its subsidiaries have been accurately reflected in the books and records of the Company and its subsidiaries.

(eee)        No Loans. Neither the Company nor any subsidiary of the Company has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other. Neither the Company nor any subsidiary has made any material loans to or guaranteed the material obligations of any other person.

(fff)          Non-Arm’s Length Transactions. The Company and its subsidiaries do not owe any amount to, have not borrowed any amount from and are not otherwise indebted to, and the Company and its subsidiaries do not have any present loans or other indebtedness made to, any officer, director, employee or security holder of the Company or its subsidiaries, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them, except as described or disclosed in the Time of Sale Prospectus and the Prospectuses and for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company and its subsidiaries. The Company and its subsidiaries are not a party to any material contract or agreement or understanding with any officer, director, employee or security holder of the Company or any of its subsidiaries or any other person not dealing at arm’s length with the Company or any of its subsidiaries.

(ggg)       Related Parties. Except as described or disclosed in the Time of Sale Prospectus and the Prospectuses, none of the directors, officers or employees of the Company or its subsidiaries, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and its subsidiaries, on a consolidated basis.

(hhh)       Insurance. The Company and the subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Agreement or Debt Instrument; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company and its subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Company nor its subsidiaries has failed to promptly give any notice of any material claim thereunder.

(iii)           Fees, Commissions and Proceeds. Other than as provided by this Agreement or as disclosed in the Time of Sale Prospectus and the Prospectuses, no brokerage, agency or other financial advisory or similar fee is payable by the Company in connection with the offering of the ADSs and Warrants, and other than the Company, there is no person that is or will be entitled to demand any of the net proceeds of the offering of the ADSs and Warrants.

(jjj)           Not an Investment Company. The Company is not, and after giving effect to the offering and sale of the ADSs and Warrants and the application of the proceeds thereof as described in U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(kkk)        No Stamp Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery to the Underwriters of the ADSs and Warrants or the authorization, execution, delivery and performance of this Agreement or the resale of ADSs and Warrants by an underwriter to U.S. residents.

(lll)           Sanctions. (i) Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is a person that is, or is controlled or 50% or more owned by a person that is:

(A)               the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority, including any applicable trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time under any export control or economic sanctions laws (collectively, “Sanctions”), nor

(B)               located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran and North Korea).

(ii)               The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(A)               to fund or facilitate any activities or business of or with any person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)               in any other manner that will result in a violation of Sanctions by any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)              The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(mmm)    IT Systems and Company Data. The Company’s and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted and, to the best of the Company’s and its subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Company Data”)) used in connection with their businesses, and, to the best of the Company’s and its subsidiaries’ knowledge there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, and (ii) no incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company and its subsidiaries, and all internal policies and contractual obligations relating to the privacy and security of IT Systems and Company Data and to the protection of such IT Systems and Company Data from unauthorized use, access, misappropriation or modification.

(nnn)       Marketing Materials. Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commissions in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Public Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule III hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(ooo)       PFIC Status. The Company does not believe that it was a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2025 and it does not expect to be treated as a PFIC for the current taxable year.

(ppp)       No Market Stabilization or Manipulation. The Company has not taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the securities.

2.             Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)            it will advise the Representative, on behalf of the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus or any Prospectus Amendment has been filed and, as applicable, when any receipt for a Prospectus Amendment has been obtained and will provide evidence satisfactory to the Underwriters of each such filing and the issuance or deemed issuance of receipts in respect thereof, as applicable, from all of the Canadian Securities Regulators; and

(b)            it will advise the Representative, on behalf of the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Securities Regulator of any order suspending or preventing the use of the Prospectuses; (ii) the suspension of the qualification of the ADSs and Warrants for distribution or sale in any of the Selling Jurisdictions; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any Securities Regulator for amending or supplementing the Prospectuses, or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly.

3.             Filing of Prospectuses and Supplementary Material. During the period of the distribution of the Firm ADSs and Firm Warrants, the Company shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve (acting reasonably and through the Representative) the form and content of, the Canadian Final Prospectus, U.S. Final Prospectus, any Supplementary Material (other than Documents Incorporated by Reference filed prior to the date hereof) and any amendment thereto and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Securities Laws as underwriters and, in the case of the Canadian Final Prospectus and U.S. Final Prospectus (and any amendment thereto), to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters. The Company covenants and agrees not to provide any potential purchaser with any marketing materials except for marketing materials which have first been approved in writing by the Representative, on behalf of the Underwriters.

4.             Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase the number of Firm ADSs and Firm Warrants set forth opposite such Underwriter’s name in Schedule I hereto at a combined price of US$5.934 per ADS and Warrant to purchase one ADS (the “Combined Purchase Price”). The Combined Purchase Price shall be allocated as US $5.9339999 per ADS (the “ADS Purchase Price”) and US$0.0000001 per Warrant to purchase one ADS (the “Warrant Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional ADSs and/or Additional Warrants, and the Underwriters shall have the right to purchase, severally and not jointly, up to 139,534 Additional ADSs at the ADS Purchase Price per Additional ADS and/or up to 139,534 Additional Warrants at the Warrant Purchase Price per Additional Warrant (the “Over-Allotment Option”). You may exercise this right on behalf of the Underwriters in whole or from time to time in part in any combination of Additional ADSs and/or Additional Warrants by giving written notice to the Company not later than 45 days after the Closing Date. Any exercise notice shall specify the number of Additional ADSs and/or Additional Warrants to be purchased by the Underwriters and the date on which such Additional ADSs and/or Additional Warrants are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date nor later than eight business days after the date of such notice (except to the extent the Company agrees to a shorter or longer period). Additional ADSs and/or Additional Warrants may be purchased as provided in Section 6A solely for the purpose of covering sales of securities in excess of the number of the Firm ADSs and Firm Warrants, as the case may be. On each day, if any, that Additional ADSs and/or Additional Warrants are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional ADSs and/or Additional Warrants (subject to such adjustments to eliminate fractional ADSs as you may determine) that bears the same proportion to the total number of Additional ADSs and/or Additional Warrants to be purchased on such Option Closing Date as the number of Firm ADSs and Firm Warrants, as the case may be, set forth in Schedule I opposite the name of such Underwriter bears to the total number of Firm ADSs and Firm Warrants.

5.             Terms of Public Offering. The Company is hereby advised by you that the Underwriters propose to make a public offering of their respective portions of the ADSs and Warrants as soon after this Agreement has become effective as in your judgment is advisable. The Company is further advised by you that the ADSs and Warrants are to be offered to the public initially at a combined price of US$6.45 per ADS and Warrant to purchase one ADS (the “Public Offering Price”). The Company is also advised that after the Underwriters have made a reasonable effort to sell all of the ADSs and Warrants at the Public Offering Price, the Public Offering Price may be decreased from time to time to an amount not less than the Combined Purchase Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the ADSs and Warrants is less than the gross price paid by the Underwriters to the Company. Such decrease in the Public Offering Price will not affect the net proceeds of the offering of the ADSs and Warrants to be paid by the Underwriters to the Company. The Company is further advised by you that, prior to the commencement of any Road Show undertaken in connection with the marketing of the offering of the ADSs and Warrants, you reasonably expected that the ADSs and Warrants would be sold primarily in the United States.

6.             [Intentionally omitted.]

6.A.         Payment and Delivery. Payment for the Firm ADSs and Firm Warrants shall be made in Federal or other funds immediately available in New York City against delivery of such Firm ADSs and Firm Warrants for the respective accounts of the several Underwriters (it being understood that in the case of the Firm Warrants, the Company shall deliver PDF copies of the Firm Warrants in the names and denominations requested by the several Underwriters in lieu of delivery of the certificated Warrants to the several Underwriters) at 10:00 a.m., New York City time, on April 14, 2026, or at such other time on the same or such other date, not later than the second business day after the date hereof, as shall be designated in writing by you. The time and date of such payments are hereinafter referred to as the “Closing Date.” On the Closing Date, or Option Closing Date, if any, the Company will issue the Common Shares underlying the ADSs by 9:00 a.m. New York City time for the Depositary. Delivery of ADS purchased by each Underwriter hereunder shall be delivered to the Representative through the facilities of The Depository Trust Company for the account of such Underwriter. Delivery of the Warrants purchased by each Underwriter hereunder shall be delivered directly by the Company via the mail to each investor at the address requested by such investor as indicated by the Underwriters subsequent to the Closing Date or Option Closing Date, as applicable.

Payment for any Additional ADSs and/or Additional Warrants shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional ADSs and/or Additional Warrants for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 4 or at such other time on the same or on such other date, in any event not later than May 29, 2026, as shall be designated in writing by you.

The Firm ADSs, Firm Warrants, Additional ADSs and Additional Warrants shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm ADSs, Firm Warrants, Additional ADSs and Additional Warrants shall be delivered to you (in the case of the Warrants, in PDF form) on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, free of payment, with any transfer taxes payable in connection with the transfer of the ADSs and Warrants to the Underwriters duly paid.

All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

7.             Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters to purchase and pay for the Firm ADSs and Firm Warrants on the Closing Date are subject to the following conditions, which conditions may be waived in writing in whole or in part by the Representative on behalf of the Underwriters:

(a)            Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)                there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded to any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii)               there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the ADSs and Warrants on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)           The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Company, but without personal liability, to the effect set forth in Section 7(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened.

(c)            The Underwriters shall have received on the Closing Date an opinion and Rule 10b-5 negative assurance letter of Cozen O’Connor LLP, counsel for the Company, dated the Closing Date, in form and substance reasonably satisfactory to the Representative.

(d)           The Underwriters shall have received on the Closing Date a letter or reliance letter, as applicable (the “Title Opinion”), of the Company’s legal counsel, addressed to the Underwriters, dated as of the Closing Date, in form and substance reasonably satisfactory to the Representative, with respect to title and ownership rights in each Material Property.

 (e)           The Underwriters shall have received on the Closing Date a letter or (the “Depositary Opinion”), of the Depositary’s legal counsel, addressed to the Underwriters, dated as of the Closing Date, in form and substance reasonably satisfactory to the Representative.

(f)            The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Davidson & Company LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(g)           [Intentionally omitted].

(h)           [Intentionally omitted].

(i)             [Intentionally omitted].

(j)             The Underwriters shall have received on the date hereof and on the Closing Date a certificate, dated each such date and signed by the chief financial officer of the Company, but without personal liability (the “CFO Certificate”), in form and substance reasonably satisfactory to the Representative, covering certain financial and operational data included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses and other customary matters.

(k)            The ADSs shall be listed for trading on the NASDAQ prior to Closing and the Common Shares underlying the ADSs to be sold at Closing shall have been conditionally approved for listing and posting for trading on the TSXV, subject only to the satisfaction by the Company of customary conditions imposed by the TSXV in similar circumstances.

(l)             to the Representative only, a warrant to purchase up to a number of ADSs (the “Representative’s Warrant”) equal to 5.0% of the Firm ADSs issued on such Closing Date, for the account of the Representative (or its designees), which Representative’s Warrant shall have an exercise price of C$9.8088, subject to adjustment therein, and registered in the name of the Representative. The Representative’s Warrant will be exercisable immediately upon issuance, and will expire five (5) years after April 10, 2026.

(m)           The several obligations of the Underwriters to purchase Additional ADSs and/or Additional Warrants hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)                a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 7(b) hereof remains true and correct as of such Option Closing Date;

(ii)               an opinion and Rule 10b-5 negative assurance letter of Cozen O’Connor LLP, counsel for the Company, dated the Option Closing Date, relating to the Additional ADSs and/or Additional Warrants to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 7(c) hereof;

(iii)              a Title Opinion, dated the Option Closing Date, to the same effect as the Title Opinion required by Section 7(d).

(iv)             a Depositary Opinion, dated the Option Closing Date, to the same effect as the Depositary Opinion required by Section 7(e);

(v)              a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from Davidson & Company LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 7(f) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date;

(vi)             [Intentionally omitted];

(vii)            [Intentionally omitted];

(viii)           the CFO Certificate, dated the Option Closing Date and signed by the chief financial officer of the Company, confirming that the CFO Certificate delivered on the date of this Agreement and the Closing Date pursuant to Section 7(j) hereof remains true and correct as of such Option Closing Date;

(ix)              Representative’s Warrant equal to 5.0% of the Additional ADS issued on such Option Closing Date, for the account of the Representative (or its designees) and

(ix)             such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional ADSs and/or Additional Warrants to be sold on such Option Closing Date and other matters related to the issuance of such Additional ADSs and/or Additional Warrants.

(n)           The “lock-up” agreements, each substantially in the form of Exhibit B hereto, between you, the officers and directors relating to sales and certain other dispositions of Common Shares and or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

8.             Additional Covenants of the Company. Delivery of the Prospectuses and any Supplementary Material will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102 and the Underwriters and the Company shall satisfy any request for electronic or paper copies of the Prospectuses in accordance with the requirements of Part 6A of NI 44-102, without charge. The Corporation confirms that it has complied and will comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Prospectuses and any Supplementary Material to be made through access thereto. Notwithstanding the foregoing, the Company covenants with each Underwriter as follows:

(a)            To furnish to you upon request, without charge, and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to furnish to you in New York City and Montréal, without charge, prior to 8:00 a.m., New York City time, on the business day next succeeding the date of this Agreement and during the period mentioned in Section 8(f) or 8(g) below, as many copies of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)           Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(c)            [Intentionally omitted]

(d)           [Intentionally omitted]

(e)            If the Time of Sale Prospectus is being used to solicit offers to buy the ADSs and Warrants at a time when U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)             If, during such period after the first date of the public offering of the ADSs and Warrants as in the reasonable opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which ADSs and Warrants may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law.

(g)           To use its commercially reasonable efforts if required, to qualify the ADSs, the Warrants and the Common Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process in any such jurisdiction where it is not presently qualified or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject.

(h)            To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)             To use its commercially reasonable efforts to have the Common Shares underlying the ADSs accepted for listing on the TSXV and the ADSs authorized by the NASDAQ and to file with such exchanges all documents and notices required by such exchanges in connection with the sale and issuance of the ADSs. The Company shall have reserved for issuance such number of Common Shares as may be required to issue the Additional ADS and the ADSs issuable upon exercise of the Firm Warrants and Additional Warrants

(j)            The Company also covenants with each Underwriter that, without the prior written consent of the Representative on behalf of the Underwriters, which consent shall (i) be at the sole discretion of the Representative on behalf of the Underwriters and (ii) not be unreasonably withheld, conditioned or delayed, it will not (and will not agree or announce any intention to do so), during the period commencing on the date hereof and ending one hundred and eighty (180) days after the Closing Date (the “Restricted Period”), (1) offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares, ADSs or any securities convertible into or exercisable or exchangeable for Common Shares or ADSs or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares or ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or ADSs or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or any prospectus with any Canadian Securities Commission relating to the offering of any Common Shares or ADSs or any securities convertible into or exercisable or exchangeable for Common Shares or ADSs.

The restrictions contained in the preceding paragraph shall not apply to (a) the ADSs and Warrants to be sold hereunder, (b) the issuance or authorization of issuance of Common Shares upon (i) the exercise of an option or warrant outstanding on the date hereof, (ii) payment of interest on security outstanding on the date hereof, or (iii) the conversion of a security outstanding on the date hereof, (c) Common Shares issued or options to purchase Common Shares or other securities granted pursuant to incentive plans of the Company referred to in the Time of Sale Prospectus and the Prospectus, (d) the filing by the Company of one or more registration statements with the Commission on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an incentive plan in effect on the date hereof and described in the Time of Sale Prospectus and the Prospectus, (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period, (f) the entry into an agreement providing for the issuance by the Company of Common Shares or any security convertible into or exercisable for Common Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, technology, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (g) the entry into an agreement providing for the issuance of Common Shares or any security convertible into or exercisable for Common Shares in connection with joint ventures, commercial relationships, debt financings, charitable contributions or other strategic corporate transactions, and the issuance of any such securities pursuant to any such agreement; provided that in the case of clauses (f) and (g), the aggregate number of Common Shares that the Company may sell or issue or agree to sell or issue pursuant to clauses (f) and (g) shall not exceed 10% of the total number of Common Shares issued and outstanding immediately following the completion of the transactions contemplated by this Agreement; provided further that each recipient of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to clauses (f) and (g) shall execute a lock-up agreement substantially in the form of Exhibit B hereto.

(k)           Tail Period. Upon closing of the offering of the Firm ADS and Firm Warrants pursuant to this Agreement (the “Closing”), until twelve (12) months after the Closing Date, or if the Engagement Period (as defined in the Engagement Agreement) ends prior to the Closing, until twelve (12) months following such date, if the Company completes any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any of the investors contacted or introduced to the Company by the Representatives, then the Company will pay to the Representatives upon the closing of such financing, cash compensation equal to 8.0% of the gross proceeds of such financing and the Company shall grant to the Representative (or other designee of the Representative) share purchase warrants covering a number of Common Shares or ADSs, as applicable, equal to five percent (5%) of the total number of securities being sold in such offering. The warrants will include further rights and provisions as provided in the Engagement Agreement.

(l)            Right of First Refusal. Upon the closing of an offering or Alternative Transaction (as defined in the Engagement Agreement), for a period of twelve (12) months from such closing the Company grants the Representative the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Representative. Such offer shall be made in writing in order to be effective. The Representative shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Representative should decline such retention, the Company shall have no further obligations to the Representative with respect to the offering for which it has offered to retain the Representative, except as otherwise provided for herein.

9.             Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of the Company’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants in connection with the registration, qualification and delivery of the ADSs and Warrants under the Securities Act and Canadian Securities Laws and all other fees or expenses of the Company in connection with the preparation and filing of the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified and the fees, disbursements and expenses of the Company’s accountants, (ii) all costs and expenses related to the transfer and delivery of the ADSs and Warrants to the Underwriters and investors, as the case may be, including any transfer or other taxes payable thereon, (iii) all expenses in connection with the qualification of the ADSs and Warrants for offer and sale under state securities laws as provided in Section 8(g) hereof, including filing fees and the reasonably incurred and documented fees and disbursements of counsel for the Underwriters in connection with such qualification, (iv) all costs and expenses incident to listing the Common Shares and ADSs on the TSXV and NASDAQ, respectively, (v) the cost of printing certificates representing the Common Shares, ADSs and Warrants, (vi) the costs and charges of any transfer agent, registrar and depositary (including, without limitation, the amounts payable in connection with their legal counsels), (vii) the reasonable costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the ADSs and Warrants, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, the reasonable fees and expenses of any consultants engaged in connection with any road show presentations with the prior written approval of the Company, travel and lodging expenses of the representatives and officers of the Company (excluding the Underwriters and representatives of the Underwriters) and any such consultants, and the cost of any aircraft chartered in connection with any road show, used on or prior to the date of this Agreement, provided that the Company will only be liable for any cost of any chartered aircraft if it provided express prior written consent to the use and charter and cost of such aircraft, (viii) the document production charges and expenses associated with printing this Agreement, and (ix) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. The Company also agrees to pay or cause to be paid the reasonable fees and disbursements of the Underwriters’ counsel in connection with this Agreement and the consummation of the transactions contemplated herein, up to a maximum amount of US$125,000 if the transactions contemplated in this Agreement are consummated and US$25,000 if this Agreement is terminated without the transactions contemplated in this Agreement having been consummated.

10.           Covenants of the Underwriters and Representative. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule III or marketing materials prepared in accordance with the terms and conditions hereof, and (ii) it will comply with Canadian securities laws in connection with the distribution of the ADSs and Warrants and the provision of any marketing materials or standard term sheets (as defined in National Instrument 41-101 – General Prospectus Requirements) relating to the distribution of the ADSs and Warrants.

11.           Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of : (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the ADS Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act or broadly available road show (together, a “road show”), or the Prospectuses or any amendment or supplement thereto, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement of a material fact or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter or on such Underwriter’s behalf through you expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in paragraph (b) below, (iii) the non-compliance or alleged non-compliance by the Company with any Canadian Securities Laws, any U.S. federal or state securities laws (including the Securities Act) or the securities laws of any other jurisdictions in which ADSs and Warrants were offered or (iv) any breach by the Company of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(b)           Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement, ADS Registration Statement and the Canadian Prospectus and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the ADS Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectuses or any amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by or on behalf of such Underwriter through you expressly for use in the Registration Statement, the ADS Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the first paragraph under the section entitled “Underwriting Discounts and Commissions” and the sections entitled “Electronic Distribution”, “Price Stabilization, Short Positions” and “Other Relationships and Affiliations” under the caption “Underwriting” in the Prospectuses (the “Underwriter Information”).

(c)            In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a) or 11(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel chosen by the indemnifying party and reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonably incurred and documented fees and disbursements of such counsel related to such proceeding; provided that the failure to notify the indemnifying party shall not relieve such indemnifying party from any liability that it may have under the preceding paragraphs of this Section 11 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve such indemnifying party from any liability that it may have to an indemnified party otherwise than under the preceding paragraphs of this Section 11. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and/or ADS Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Representative. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonably incurred and documented fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)            To the extent the indemnification provided for in Section 11(a) or 11(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the ADSs and Warrants or (ii) if the allocation provided by Section 11(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the ADSs and Warrants shall be deemed to be in the same respective proportions as the net proceeds from the offering of the ADSs and Warrants (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the ADSs and Warrants. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective number of ADSs and Warrants they have purchased hereunder, and not joint.

(e)            The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 11(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs and Warrants underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)            The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the ADSs and Warrants.

12.           Termination. Any Underwriter may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, or the TSXV, (ii) trading of any securities of the Company shall have been suspended on the NASDAQ or the TSXV, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, any pandemic or any material adverse development related thereto, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment acting reasonably, impracticable or inadvisable to proceed with the offer, sale or delivery of the ADSs and Warrants on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

Subject to the provisions relating to the survival of Sections 9 and 11, if the right to terminate pursuant to this Section 12 is exercised by any of the Underwriters, there will be no further liability on the part of that Underwriter to the Company or on the part of any of them to that Underwriter.

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to all other remedies they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by any Underwriter under this Section 12 will not be binding upon the other Underwriters.

13.           Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase ADSs and/or Warrants that it has or they have agreed to purchase hereunder on such date, and the aggregate number of ADSs and/or Warrants which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the ADSs and/or Warrants to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of ADSs and Warrants set forth opposite their respective names in Schedule I bears to the aggregate number of ADSs and Warrants set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the ADSs and/or Warrants which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of ADSs and/or Warrants that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 13 by an amount in excess of one-ninth of such number of ADSs and/or Warrants without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase ADSs and Warrants and the aggregate number of ADSs and Warrants with respect to which such default occurs is more than one-tenth of the aggregate number of ADSs and Warrants to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such ADSs and Warrants are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the ADS Registration Statement or any amendment thereof, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional ADSs and/or Additional Warrants with respect to which such default occurs is more than one-tenth of the aggregate number of Additional ADSs and/or Additional Warrants to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional ADSs and/or Additional Warrants, as the case may be, to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional ADSs and/or Additional Warrants, as the case may be, that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, (which, for the purposes of this paragraph, shall not include termination pursuant to Section 12(i), (iii), or (iv)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the reasonably incurred fees and disbursements of their counsel) reasonably incurred and documented by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

14.           Submission to Jurisdiction; Appointment of Agent for Service; Waiver of Jury Trial. (a) The Company irrevocably submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in the City and County of New York, Borough of Manhattan over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Time of Sale Prospectus, the Registration Statement or the offering of the ADSs and Warrants. The Company irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)            The Company hereby irrevocably appoints Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process for the Company, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of 3 years from the date of this Agreement.

(c)            Each of the Company and the Underwriters waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of this Agreement.

15.           Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the ADSs and Warrants, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the ADSs and Warrants. Notwithstanding anything herein to the contrary, the Engagement Agreement, dated June 11, 2025 (“Engagement Agreement”), by and between the Company and the Representative, shall continue to be effective and the terms therein, including, without limitation, Sections 7,14 and 15 with respect to any future offerings, shall continue to survive and be enforceable by the Representative in accordance with its terms, provided that, in the event of a conflict between the terms of the Engagement Agreement and this Agreement, the terms of this Agreement shall prevail.

(b)           The Company acknowledges that in connection with the offering of the ADSs and Warrants: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the ADSs and Warrants.

16.           Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)           In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 16, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. §1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

17.           Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g. www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

18.           Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the Company, and each Underwriter, and to the extent provided for in Section 11, each person referred to in such section, and in each case, their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.

19.           Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to conflict of laws principles thereof.

20.           Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

21.           Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, the Underwriters agree to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to the Underwriters.

22.           Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Maxim Group LLC,300 Park Avenue, 16th Floor, New York, New York 10022, Attention: Jim Seigel, and if to the Company shall be delivered, mailed or sent to Suite 1212 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, Canada, Attention: Peter Espig, Chief Executive Officer.

23.           Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, guidelines, or the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including for certainty with respect to all Environmental Laws.

“Authorizations” means any regulatory licenses, approvals, permits, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws.

“Bookrunners” means Maxim Group LLC.

“Canadian Subsidiary” means Huldra Properties Inc.

“Common Shares” means common shares of the Company.

“Company’s Auditors” means Davidson & Company LLP, or such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company.

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances, including an odor, a sound or a vibration, as defined or described as or otherwise determined to be hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant or a contaminant pursuant to any Environmental Laws, including a mixture thereof.

“Debt Instrument” means any and all other loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees, security agreements or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or its subsidiaries are a party or to which their property or assets are otherwise bound.

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the ADSs and Warrants have been sold by the Underwriters to the public or the date on which the Underwriters have ceased distributing the ADSs and Warrants.

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are required or deemed by applicable Canadian Securities Laws to be incorporated by reference into the Time of Sale Prospectus, the Prospectuses or any Supplementary Material.

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer securities using a short form prospectus in the Canadian Qualifying Jurisdictions under NI 44-101.

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater.

“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Company or its subsidiaries or its prior or existing operations or properties or assets and all Authorizations relating to the environment, occupational health and safety, or any Environmental Activity.

“Financial Statements” means the Company’s consolidated audited annual financial statements for the years ended December 31, 2024 and December 31, 2023, together with the related notes thereto and the independent auditors’ report thereon.

“FINRA” means the Financial Industry Regulatory Authority.

“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf.

“Governmental Authority” means, without limitation, any national or federal government, any provincial, state, municipal or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, property or assets.

“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), capitalization, condition (financial or otherwise), results of operations or prospects of the Company or its subsidiaries, as the case may be, or (ii) would result in any of the Time of Sale Prospectus or Prospectuses containing a misrepresentation.

“Material Agreements” means collectively, any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Company or its subsidiaries are a party or to which their properties or assets are otherwise bound, and which are material to the Company and its subsidiaries, on a consolidated basis.

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Business Corporations Act (British Columbia).

“Material Property” means the New Craigmont property located in southern British Columbia, 18 kilometers northwest of the city of Merritt, with universal transverse meractor coordinates of 5563500 North and 648500 East.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“Option” means an option to acquire one Common Share subject to the conditions established under the Company’s 2022 Equity Incentive Plan originally adopted by the board of directors of the Company on May 12, 2022.

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity or any Governmental Authority.

“Prospectus Amendment” means any amendment to the Time of Sale Prospectus and the Prospectuses (in both the English and French language) required to be prepared and filed by the Company pursuant to Canadian Securities Laws.

“Public Disclosure Record” means, collectively, all of the documents which have been filed on www.sedarplus.ca on or after January 1, 2024 by or on behalf of the Company pursuant to the requirements of Canadian Securities Laws.

“Securities Laws” means collectively and as applicable, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions.

“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in the Selling Jurisdictions.

“Selling Jurisdictions” means, collectively, the United States, and such other international jurisdictions as mutually agreed to by the Company and the Underwriters, in each case acting reasonably.

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment or supplemental prospectus or ancillary materials (in both the English and French language) that may be filed by or on behalf of the Company under the Canadian Securities Laws relating to the offering of the ADSs and Warrants.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations made thereunder.

“Technical Report” means the NI 43-101 compliant technical report related to the Material Property bearing an effective date of May 21, 2020, titled “NI 43-101 Technical Report on the Preliminary Copper Resource for the Southern Dump and 3060 Portal Dumps”, and prepared by Kevin Wells, P Geo. and James N. Gray, P Geo..

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the Commission, and any applicable state securities laws.

24.           Currency. Unless otherwise specified, all references in this Agreement to “$” refer to Canadian dollars and all references in this Agreement to “US$” refer to United States dollars.

[Signature page follows]

Very truly yours,

NICOLA MINING INC.

By:	/s/ Peter Espig
Name: Peter Espig
Title: President and Chief Executive Officer

Accepted as of the date hereof:

MAXIM GROUP LLC

Acting severally on behalf of themselves and the several
Underwriters named in Schedule I hereto.

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg
Title: Co-Head of Investment Banking

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriters

Underwriter	Number of Firm ADSs To Be Purchased	Number of Firm Warrants To Be Purchased
Maxim Group LLC	930,233	930,233
Total:	930,233	930,233

SCHEDULE II

Time of Sale Prospectus

Pricing Information:

Firm ADSs to be sold by the Company: 930,233 ADSs

Firm Warrants to be sold by the Company: 930,233 Warrants

Additional ADSs to be sold by the Company: 139,534 ADSs

Additional Warrants to be sold by the Company: 139,534 Warrants

Combined public offering price: US$6.45 per ADS and Warrant

Free Writing Prospectus:

None

SCHEDULE III

Marketing Materials

Investor presentation dated March 2026.

EXHIBIT A

FORM OF WARRANT

WARRANT TO PURCHASE COMMON SHARES

REPRESENTED BY AMERICAN DEPOSITARY SHARES

NICOLA MINING INC.

Warrant ADSs: ______	Initial Exercise Date: [______], 2026[1]

THIS WARRANT TO PURCHASE COMMON SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the “Warrant”) certifies that, for value received, _______ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date set forth above (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on [_____], 20312, (the “Termination Date”) but not thereafter, to subscribe for and purchase from Nicola Mining Inc., a corporation existing under the Business Corporations Act (British Columbia) (the “Company”), up to ______ Common Shares, no par value per share (the “Warrant Shares”), represented by _________ ADSs (the ADSs issuable upon exercise of the Warrant, the “Warrant ADSs”), as subject to adjustment hereunder. The purchase price of one Warrant ADS under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.              Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“ADS(s)” means American Depositary Shares issued pursuant to the Deposit Agreement (as defined below), each representing [____ (•)] Common Shares.

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on the OTCID or Pink Limited Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

1 Insert date of issuance.

2 Insert date that is the [5 year] anniversary of the Initial Exercise Date.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the Common shares of the Company, no par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant, ADSs or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Depositary” means The Bank of New York Mellon and any successor depositary under the Deposit Agreement.

“Deposit Agreement” means the Deposit Agreement dated as of [_____], 2026, among the Company, the Bank of New York Mellon as Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) ADSs, Common Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) other securities exercisable or exchangeable for or convertible into ADSs and/or Common Shares issued and outstanding on the date of the Underwriting Agreement, provided that such securities have not been amended since the date of the Underwriting Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within 180 days following the Closing Date, and provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Registration Statement” means the Company’s registration statement on Form F-10 (File No. 333-293048) and the registration statement on Form F-6 (File No. 333-293146).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the ADSs are traded on a Trading Market.

“Trading Market” means any of the following markets or exchanges on which the ADSs or Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agents” means Computershare Investor Services Inc., at its principal transfer office in the City of Vancouver, British Columbia, which has been duly appointed as registrar and transfer agent in respect of the Common Shares, and any successor transfer agent of the Company.

“Underwriting Agreement” means the underwriting agreement, dated as of [___], 2026, among the Company and Maxim Group LLC as representative of the underwriters named therein, as amended, modified or supplemented from time to time in accordance with its terms.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means this Warrant and other ADS purchase warrants issued by the Company pursuant to the Registration Statement.

Section 2.               Exercise.

a)             Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within two (2) Trading Days following the date of exercise as aforesaid, the Holder shall deliver to the Company the aggregate Exercise Price for the Warrant ADSs thereby purchased and specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required.

Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation as soon as reasonably practicable after the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b)             Exercise Price. The exercise price per ADS under this Warrant shall be $[•]3, subject to adjustment hereunder (the “Exercise Price”).

c)             Cashless Exercise. If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) =	as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADSs on the principal Trading Market as reported by Bloomberg L.P. (“Bloomberg”) within two (2) hours of the time of the Holder’s delivery of the Notice of Exercise pursuant to Section 2(a) hereof if such Notice of Exercise is delivered during “regular trading hours,” or within two (2) hours after the close of “regular trading hours” on a Trading Day or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) =	the Exercise Price of this Warrant, as adjusted hereunder; and

(X) =	the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares and the Warrant ADSs shall take on the registered characteristics of the Warrants being exercised.  The Company agrees not to take any position contrary to this Section 2(c).

3 Insert amount that is equal to [•]% of the offering price.

d)             Mechanics of Exercise.

i.               Delivery of Warrant ADSs Upon Exercise. The Company shall cause the Warrant ADSs purchased hereunder to be delivered by the Depositary to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company if either (A) there is an effective registration statement with a current prospectus registering the sale of the Warrant ADSs to the Holder or (B) this Warrant is being exercised via cashless exercise, or by registering on the Depositary’s register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise at the address specified by the Holder in the Notice of Exercise, in each case by the date that is two (2) Trading Days after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”), provided that payment of the aggregate Exercise Price (other than in the instance of a cashless exercise) is received by the Company on or before 12:00 p.m. (New York City time) on the Warrant ADS Delivery Date, provided, further, that if payment of the aggregate Exercise Price (other than in the instance of a cashless exercise) is received after 12:00 p.m. (New York City time) on the Warrant ADS Delivery Date, then the Warrant ADS Delivery Date shall be extended by one (1) additional Trading Day. Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within two (2) Trading Days following delivery of the Notice of Exercise. However, the Holder acknowledges and agrees that it will not have the rights of an Owner (as defined in the Deposit Agreement) with respect to Warrant ADSs until those Warrant ADSs are actually issued and registered in the Depositary’s register. If, for any reason, the Warrant ADSs subject to a Notice of Exercise are not delivered to the Holder by the Warrant ADS Delivery Date, the Company shall pay to the Holder in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADSs on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the third (3rd) Trading Day after the Warrant ADS Delivery Date) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise.

ii.               Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.            Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise in respect of the untransmitted Warrant ADSs (with the effect that the Holder’s right to acquire such Warrant ADSs pursuant to this Warrant shall be restored) and the Company shall return to the Holder the aggregate Exercise Price paid to the Company for such Warrant ADSs.

iv.            Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to deliver to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company failed to deliver to the Holder in connection with the exercise at issue by (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant in respect of the equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Warrants with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

v.             No Fractional Warrant ADSs. No fractional Warrant ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole ADS.

vi.            Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Exhibit B duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Depositary fees for issuance of Warrant ADSs and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic issuance and delivery of the Warrant ADSs.

vii.           Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof; provided, however, that the foregoing shall not be deemed or construed to limit any rights of the Depositary under the terms and provisions of the deposit agreement among, inter alia, the Company and the Depositary.

e)                Holder’s Exercise Limitations. Notwithstanding anything to the contrary contained herein, the Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates, and (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares underlying such Warrant ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares underlying Warrant ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any Warrants, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares underlying the Warrant ADSs issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Shares outstanding immediately after giving effect to the issuance of the Common Shares underlying the Warrant ADSs upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. In the event that the issuance of Common Shares to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, collectively being deemed to beneficially own, in the aggregate, more than the Beneficial Ownership Limitation, the number of shares so issued by which the aggregate Beneficial Ownership of the Holder and its Attribution Parties exceeds such limitation (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Holder shall return the Excess Shares to the Company and, provided that the Holder returned the Excess Shares to the Company, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3.               Certain Adjustments.

a)           Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Common Shares or ADSs or any other equity or equity equivalent securities payable in Common Shares or ADSs (which, for avoidance of doubt, shall not include any Common Shares or ADSs issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares or ADSs into a larger number of Common Shares or ADSs, as applicable, (iii) combines (including by way of reverse share split) outstanding Common Shares or ADSs into a smaller number of Common Shares or ADSs, as applicable, or (iv) issues by reclassification of Common Shares, ADSs or any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares or ADSs, as applicable, (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares or ADSs, as applicable, outstanding immediately after such event, and the number of Common Shares or ADSs, as applicable, issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)             Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time that the Warrant is outstanding the Company grants, issues or sells any Common Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of ADSs or Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such ADSs or Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

c)             Pro Rata Distribution. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend (other than cash dividends) or other distribution of its assets (or rights to acquire its assets) to all of the holders of Common Shares, by way of return of capital or otherwise, other than cash (including, without limitation, any distribution of shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to receive a payment (“Payment”) equal to the amount that the Holder would have received by way of a Distribution if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares or ADSs are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder's right to receive such a payment would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to receive said Payment (or in the beneficial ownership of any Common Shares or ADSs as a result of such Distribution to such extent) and the amount of the Payment due shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

d)            Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (or any Subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of the Company’s assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares (including any Common Shares underlying the ADSs) are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares or 50% or more of the voting power of the common equity of the Company (including any Common Shares underlying the ADSs), (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than an Common share split), or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding Common Shares ( including any Common Shares underlying the ADSs) or 50% or more of the voting power of the common equity of the Company (each a “Fundamental Transaction”), occurs or is consummated, then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share represented by each Warrant ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if the Company is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares (including any Common Shares underlying ADSs) equal to the amount of Warrant Shares represented by the Warrant ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share (including any Warrant Shares underlying the ADSs) in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares or ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder, as described below, an amount of consideration equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company's control, including not approved by the Company's Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity shall be the same type or form of consideration (and in the same proportion), valued at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Common Shares or ADSs of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Shares and/or ADSs are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Common Shares and/or ADSs of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Common Shares and/or ADSs will be deemed to have received Common shares of the Successor Entity (which Successor Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP immediately prior to the public announcement of such contemplated Fundamental Transaction and (y) the last VWAP immediately prior to the consummation of such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five Business Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Warrant Shares underlying the Warrant ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares underlying the Warrant ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term “Company” under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant referring to the “Company” shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company herein. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3(e) regardless of whether (i) the Company has sufficient authorized Common Shares for the issuance of the Warrant Shares and/or (ii) a Fundamental Transaction occurs prior to the Initial Exercise Date.

e)             Change in ADS Ratio. If after the Issuance Date the ratio of ADSs to Common Shares is increased or reduced, then the number of Warrant ADSs to be delivered upon exercise of this Warrant and the Exercise Price per Warrant ADS will each be proportionately adjusted so that the aggregate Exercise Price remains unchanged.

f)             Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an Common Share or ADS, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (including Common Shares underlying ADSs, but excluding treasury shares, if any) issued and outstanding.

g)             Notice to Holder.

i.                  Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii.                 Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares or ADSs, other than cash (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares or ADSs, (C) the Company shall authorize the granting to all holders of the Common Shares or ADSs rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares or ADSs, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least five (5) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares (including Warrant Shares underlying Warrant ADSs) of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K or a Report of Foreign Private Issuer on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

h)             Voluntary Adjustment By Company. Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Section 4.               Transfer of Warrant.

a)             Transferability. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date of this Warrant and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

b)            Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

c)             Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

d)            TSX Venture Exchange Limitation. As long as the Common Shares are listed on the TSX Venture Exchange, this Warrant and all rights hereunder (including, without limitation, any registration rights) are not transferable. For the avoidance of doubt, this Section 4(d) does not limit the transferability of the Common Shares.

Section 5.               Miscellaneous.

a)             Currency. Unless otherwise indicated, all dollar amounts referred to in this Warrant are in United States Dollars (“U.S. Dollars”). All amounts owing under this Warrant shall be paid in U.S. Dollars. All amounts denominated in other currencies shall be converted in the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Warrant, the U.S. Dollar exchange rate as published in the Wall Street Journal (NY edition) on the relevant date of calculation.

b)            No Rights as Shareholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting any rights of a Holder to receive Warrant ADSs on a “cashless exercise” pursuant to Section 2(c) or to receive cash payments pursuant to Section 2(d)(i) and Section 2(d)(iv) herein, in no event shall the Company be required to net cash settle an exercise of this Warrant.

c)            Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

d)             Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

e)             Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares underlying the Warrant ADSs upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the Warrant Shares underlying the Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued, and Warrant ADSs, delivered as provided herein without violation of any applicable law or regulation, or of any requirements of the applicable Trading Market upon which the ADSs may be listed. The Company covenants that all Warrant Shares underlying the Warrant ADSs which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than any transfer restrictions and taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares underlying Warrant ADSs upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

f)             Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

g)             Restrictions. The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state, federal and foreign securities laws.

h)            Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

i)              Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at Suite 1212 – 1030 West Georgia Street, Vancouver BC V6E 2Y3, Canada, Attention: Peter Espig, email address: peter@nicolamining.com, or such other email address or address as the Company may specify for such purposes by notice to the Holders. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

j)              Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any ADSs or Common Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

k)             Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

l)              Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

e)             Amendment. Other than Section 2(e) above and this Section 5(m), which may not be amended, modified or waived, this Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder or the beneficial owner of this Warrant, on the other hand. Notwithstanding the foregoing, as long as the Common Shares are listed on the TSX Venture Exchange, this Warrant may not be modified or amended.

m)            Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)             Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

Section 6.               Registration Rights.

a)	To the extent the Company does not maintain an effective registration statement for the Warrant Shares and in the further event that the Company files a registration statement with the Commission covering the sale of its Common Shares underlying Warrant ADSs (other than a registration statement on Form F-4 or F-8, or on another form, or in another context, in which such “piggyback” registration would be inappropriate), then, for a period of five (5) years from the commencement of sales of the offering, the Company shall give written notice of such proposed filing to the Holder as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters, if any, of the offering, and offer to the Holder in such notice the opportunity to register the sale of such number of Common Shares underlying such Warrant ADSs as such Holder may request in writing within five (5) business days following receipt of such notice (a “Piggyback Registration”). The Company shall cause such Common Shares underlying such Warrant ADSs to be included in such registration and shall use its commercially reasonable efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the Warrant ADSs requested to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Warrant ADSs in accordance with the intended method(s) of distribution thereof. All Holders proposing to distribute their securities through a Piggyback Registration that involves an underwriter or underwriters shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such Piggyback Registration. Furthermore, each Holder must provide such information as reasonably requested by the Company (which information shall be limited to that which is required for disclosure under the Securities Act and the forms, rules and regulations promulgated thereunder) to be included in the registration statement timely or the Company may elect to exclude such Holder from the registration statement.

b)	In addition, for a period of five (5) years from the commencement of sales of the offering, upon the written demand of the Holders of at least 51% of the Warrants and underlying Warrant ADSs, the Holder shall be entitled to one (1) demand right for the registration of the Warrant Shares at the Company’s expense and one (1) demand right for the registration of the Warrant Shares at the Holder’s expense (the “Demand Registration”). In the event of a Demand Registration, the Company shall use its commercially reasonable efforts to register the applicable Warrant Shares. All Holders of Warrant ADSs proposing to distribute their securities through a Demand Registration that involves an underwriter or underwriters shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such Demand Registration. Furthermore, each Holder must provide such information as reasonably requested by the Company (which information shall be limited to that which is required for disclosure under the Securities Act and the forms, rules and regulations promulgated thereunder) to be included in the registration statement timely or the Company may elect to exclude such Holder from the registration statement.

c)	Notwithstanding the foregoing, the registration rights described in this Section 5 shall be subject to limitations imposed by the Commission’s rules or comments of the Commission staff in connection with its review of the registration statement for any such resale registration. Moreover, notwithstanding the foregoing registration obligations of the Company, if the Company furnishes to the Holders requesting a Demand Registration a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Company’s Board of Directors it would be materially detrimental to the Company and its stockholders for a registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such Demand Registration or withdraw a related registration statement for a period of not more than forty-five (45) calendar days; provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period or during the twelve (12) month period prior to the Termination Date.

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(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

NICOLA MINING INC.

By:
Name:
Title:

NOTICE OF EXERCISE

To:	NICOLA MINING INC.

(1)   The undersigned hereby elects to purchase ________ Warrant ADSs of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)   Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted, the cancellation of such number of Warrant ADSs as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant ADSs purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)   Please register and issue said Warrant ADSs in the name of the undersigned or in such other name as is specified below:

DWAC Account for Warrant ADSs not bearing a restrictive legend:

DTC Participant name and number: ________________________

Contact of DTC Participant: _______________________

Telephone Number of Participant Contact: _____________________

For Warrant ADSs bearing a restrictive legend:

Name:_______________________________

Address:______________________________

Tax ID:_______________________________

Telephone Number of Holder:______________

[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________

Signature of Authorized Signatory of Investing Entity: _________________________________________________

Name of Authorized Signatory: ___________________________________________________________________

Title of Authorized Signatory: ____________________________________________________________________

Date: ________________________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase Warrant ADSs.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature:

Holder’s Address:

EXHIBIT B

FORM OF LOCK-UP LETTER

LOCK-UP AGREEMENT

_____________, 2026

Re:	Underwriting Agreement, dated as of ___________, 2026 (the “Underwriting Agreement”), between ____________ (the “Company”) and Maxim Group LLC acting as representative (the “Representative”) to the several underwriters (collectively, the “Underwriters”)

Ladies and Gentlemen:

Defined terms not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Underwriting Agreement. Pursuant to Section 7(n) of the Underwriting Agreement and in satisfaction of a condition of the Company’s obligations under the Underwriting Agreement, the undersigned irrevocably agrees with the Company that, from the date hereof until six months after the Closing Date (such period, the “Restriction Period”) the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned or any person in privity with the undersigned or any Affiliate of the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any shares of Common Shares or ADSs of the Company or securities convertible, exchangeable or exercisable into, Common Shares or ADSs of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Securities provided that (1) the Company receives a signed lock-up letter agreement (in the form of this Letter Agreement) for the balance of the Restriction Period from each donee, trustee, distributee, or transferee, as the case may be, prior to such transfer, (2) any such transfer shall not involve a disposition for value, (3) such transfer is not required to be reported with the Securities and Exchange Commission in accordance with the Exchange Act and no report of such transfer shall be made voluntarily, and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfers, with respect to transfer:

i)	as a bona fide gift or gifts;

ii)	to any immediate family member or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

iii)	to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the undersigned and/or the immediate family of the undersigned;

iv)	if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the undersigned or (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the undersigned;

v)	if the undersigned is a trust, to the beneficiary of such trust; or

vi)	by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned.

In addition, notwithstanding the foregoing, this Letter Agreement shall not restrict the delivery of Common Shares or ADSs to the undersigned upon (i) exercise any options granted under any employee benefit plan of the Company; provided that any Common Shares or ADSs or Securities acquired in connection with any such exercise will be subject to the restrictions set forth in this Letter Agreement, or (ii) the exercise of warrants; provided that such Common Shares or ADSs delivered to the undersigned in connection with such exercise are subject to the restrictions set forth in this Letter Agreement.

Furthermore, the undersigned may enter into any new plan established in compliance with Rule 10b5-1 of the Exchange Act; provided that (i) such plan may only be established if no public announcement or filing with the Securities and Exchange Commission, or other applicable regulatory authority, is made in connection with the establishment of such plan during the Restriction Period and (ii) no sales of Common Shares or ADSs are made pursuant to such plan during the Restriction Period.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Company to complete the transactions contemplated by the Underwriting Agreement and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Underwriting Agreement.

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This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company and the undersigned. This Letter Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Underwriting Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Company. This Letter Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

*** SIGNATURE PAGE FOLLOWS***

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This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature

Print Name

Position in Company, if any

Address for Notice:

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

NICOLA MINING INC.

By:
Name:
Title:

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